UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 September 2017

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of 2018 Interim Dividend Dates

The proposed dates1 for the 2018 Interim Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

2018 Interim Dividend

Half Yearly Results Announcement and Dividend Determination	20 February 2018

Currency conversion into RAND	2 March 2018

Last day to trade cum dividend on JSE Limited	6 March 2018

Ex-Dividend Date Johannesburg stock exchange	7 March 2018

Ex-Dividend Date (Australian, London and New York[2] stock exchanges)	8 March 2018

Record Date (including currency conversion and currency election date for Australian & London stock exchanges)	9 March 2018

Payment Date	27 March 2018

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 7 and 9 March 2018 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 2 March and 9 March 2018 (inclusive).

Rachel Agnew
Company Secretary

[1]	Dates are subject to change.
[2]	BHP Billiton Limited and BHP Billiton Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Nova South, 160 Victoria Street, London SW1E 5LB United Kingdom

The BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	September 20, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary